CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770

March 28, 2007

Mr. S. Thomas Kluck II
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549-3561

RE:     ESE Corporation
Form SB-2
SEC file no. 333-128110

Dear Mr. Kluck:

In response to your letter of comments dated February 7, 2007, please be advised as follows:

General

1. The disclosures and revisions requested have been provided. The document has been revised throughout to state: "The foregoing is an oral declaration of intention by the officers and directors, is not evidenced by any written documentation, and is not enforceable as a matter of law since there is no consideration for the statement."

2. Disclosure has been provided that, "Further we do not intend to enter into a business combination, change of control or similar transaction."

Securities and Exchange Commission
RE:     ESE Corporation
Form SB-2
No. 333-128110
March 28, 2007

Plan of Operation

3. The section has been updated, including the proposed opening date.

4. The ambiguities relating to the amounts has been corrected throughout.

Results of Operation

5. "Financing fees" has been replaced with "legal fees."

Item 27. Exhibits

6. Exhibits 10.1 and 10.2 have been included in the list of exhibits.

Other

7. The accounting has been updated and a new auditor's consent has been provided.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtb